

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Mr. Arturo M. Raschbaum
President and Chief Executive Officer
Maiden Holdings, Ltd.
131 Front Street
Hamilton HM 12, Bermuda

Re: Maiden Holdings, Ltd.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 16, 2010
DEF 14A filed April 6, 2010
File No. 001-34042

Dear Mr. Raschbaum:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director